Oppenheimer Main Street Fund/VA
NSAR Exhibit - Item 77M

During the fiscal semi-annual period, Oppenheimer Main Street Fund/VA (“Main Street Fund/VA”), a series of Oppenheimer Variable Account Funds (the “Registrant”), became the survivor of a merger or consolidation with the following other registered investment company:

(a)	Growth Portfolio, a series of Panorama Series Fund, Inc. (the “Portfolio”).

(b)	The circumstances and details of the merger or consolidation (the “Reorganization”) are as follows:

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The Board of Trustees of the Registrant and the Board of Trustees of the Portfolio approved the Reorganization at meetings held on November 15, 2011.  The shareholders of the Portfolio approved the Reorganization at a meeting held on April 20, 2012.  The Reorganization took place on April 27, 2012.

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An Agreement and Plan of Reorganization (the “Reorganization Agreement”) was entered into between the Portfolio and Main Street Fund/VA, whereby Main Street Fund/VA acquired substantially all of the assets and assume certain liabilities of the Portfolio in exchange for newly-issued shares of Main Street Fund/VA (the “Reorganization”).  Portfolio shareholders received Non-Service shares of Main Street Fund/VA equal in value to the value of the net assets of the shares of the Portfolio they held immediately prior to the Reorganization. The shares of Main Street Fund/VA to be received by shareholders of the Portfolio will be issued at net asset value without a sales charge. Following the Reorganization, the Portfolio will liquidate and dissolve.